CABLE HOLDCO, INC.

Three Lakes Drive

Northfield, Illinois 60093

June 25, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cable Holdco, Inc.
Registration Statement on Form S-4 and S-1 (File No. 333-150212)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cable Holdco, Inc., a Delaware corporation, hereby requests that its Registration Statement on Form S-4 and S-1 (File No. 333-150212) be declared effective at 3:00 p.m., Washington, D.C. time, or as soon thereafter as practicable on June 25, 2008.

Cable Holdco, Inc. hereby acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours, Cable Holdco, Inc.

By:	/s/ Michael D. Waks
Name:	Michael D. Waks
Title:	President

Signature Page to the Acceleration Request